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3-11-02



02007566

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38515

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

C.B.I.S. Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Jorie Boulevard
(No. and Street)

Oak Brook (City) Illinois (State) 60523-2262 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Neal Berkowitz (630) 571-2182
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bansley and Kiener, L.L.P., Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

125 South Wacker Drive (Address) Chicago (City) Illinois (State) 60606 Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Neal Berkowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.B.I.S. Financial Services, Inc., as of December 31, XX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

VP & CFO

Title



Notary Public

JANNETTE I. SANTIAGO
Notary Public, State of New York
No. 01SA6056371
Qualified in New York County
Commission Expires 03/19/20 03

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flow.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.*
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Included in Note 4 to the appended financial statements.

BERNARD J. SULLIVAN, C.P.A.
RICHARD J. QUINN, C.P.A.
PAUL A. MERKEL, C.P.A.
JOHN W. SANEW III, C.P.A.
THOMAS A. CERWIN, C.P.A.
STEPHEN R. PANFIL, C.P.A.
MICHAEL D. HUELS, C.P.A.
ROBERT J. MARSCHALK, C.P.A.
THOMAS J. CAPLICE, C.P.A.
ROBERT J. HANNIGAN, C.P.A.
GERARD J. PATER, C.P.A.
VINCENT M. GUZALDO, C.P.A.
TIMOTHY J. QUINN, C.P.A.
MAUREEN B. SHANAHAN, C.P.A.

Bansley and Kiener, L. L. P.
Certified Public Accountants

Established 1922

125 SOUTH WACKER DRIVE CHICAGO, ILLINOIS 60606-4496 312/263-2700 FAX: 312/263-6935

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
C.B.I.S. Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of C.B.I.S. Financial Services, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for the determining compliance with the exemptive provisions of rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Security and Exchange Commission's (SEC) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bensley and Kiener, L.L.P.

Certified Public Accountants

January 15, 2002

CBIS FINANCIAL SERVICES, INC.

FINANCIAL REPORT

DECEMBER 31, 2001 AND 2000


SEC MAIL
PROCESSING
RECEIVED
MAR 0 1 2002
WASH. D.C.
365
SECTION

CBIS FINANCIAL SERVICES, INC.

CONTENTS

BANSLEY AND KIENER, L. L. P.
CERTIFIED PUBLIC ACCOUNTANTS
125 SOUTH WACKER DRIVE
CHICAGO, ILLINOIS 60606-4496
AREA CODE 312 263-2700

INDEPENDENT AUDITOR'S REPORT

Board of Directors
CBIS Financial Services, Inc.
Oak Brook, Illinois

We have audited the accompanying statements of financial condition of CBIS Financial Services, Inc. as of December 31, 2001 and 2000, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CBIS Financial Services, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Bansley and Kiener, L.L.P.

Certified Public Accountants

January 15, 2002

CBIS FINANCIAL SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000
Cash	$27,488	$28,577
Accounts receivable	11,870	5,750
Prepaid expenses	22,347	21,586
Deposit	4,761	2,824
Total	$66,466	$58,737

LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Due to Christian Brothers Investment Services, Inc.	$ 4,548	$ 1,137
Stockholder's equity		
Common stock, no par value; 200 shares authorized and issued	2,000	2,000
Additional paid-in capital	98,000	98,000
Retained earnings deficit	(38,082)	(42,400)
Total stockholder's equity	61,918	57,600
Total	$66,466	$58,737

The accompanying notes are an integral part of the financial statements.

CBIS FINANCIAL SERVICES, INC.

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Income:		
Administrative services fee (Note 2)	$ 36,000	$ 36,000
Distribution fee (Note 3)	6,120	5,905
	42,120	41,905
Expenses:		
Clearing and brokerage fees (Note 4)	6,000	6,000
Professional fees	25,619	31,492
Staff development	3,135	1,980
	34,754	39,472
Income before income taxes	7,366	2,433
Allocated income taxes	3,048	1,137
Net income	$ 4,318	$ 1,296

The accompanying notes are an integral part of the financial statements.

CBIS FINANCIAL SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2001 AND 2000

	Number of Shares	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 1999	200	$ 2,000	$ 98,000	$ (43,696)	$ 56,304
Net income	-	-	-	1,296	1,296
Balance, December 31, 2000	200	2,000	98,000	(42,400)	57,600
Net income	-	-	-	4,318	4,318
Balance, December 31, 2001	200	$ 2,000	$ 98,000	$ (38,082)	$ 61,918

The accompanying notes are an integral part of the financial statements.

CBIS FINANCIAL SERVICES, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Cash flows from operating activities:		
Cash received from administrative services and distribution fees	$ 36,000	$ 39,694
Cash paid to service providers	(36,789)	(37,104)
Income taxes paid	(300)	-
Net cash provided by (used in) operating activities	(1,089)	2,590
Cash, beginning of year	28,577	25,987
Cash, end of year	$ 27,488	$ 28,577
Reconciliation of net income to net cash provided by (used in) operating activities:		
Net income	$ 4,318	$ 1,296
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Changes in assets - (increase) decrease:		
Accounts receivable	(6,120)	(2,211)
Due from Christian Brothers Investment Services, Inc.	-	1,850
Prepaid expenses	(761)	3,245
Deposit	(1,937)	(1,727)
Changes in liabilities - increase (decrease) :		
Accounts payable	-	(1,000)
Due to Christian Brothers Investment Services, Inc.	3,411	1,137
Total adjustments	(5,407)	1,294
Net cash provided by (used in) operating activities	$ (1,089)	$ 2,590

The accompanying notes are an integral part of the financial statements.

CBIS FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies

Description of Organization

CBIS Financial Services, Inc. (CBISFS) is a taxable corporation established and wholly owned by Christian Brothers Investment Services, Inc. (CBIS). The principal business of CBISFS is that of a securities broker in primarily pooled investment funds exempt from the Investment Company Act of 1940 (the 1940 Act). CBISFS is also the distributor for the DEVCAP Trust, an investment company registered under the 1940 Act.

CBISFS is a member of the National Association of Securities Dealers, Inc., and the Securities Investors Protection Corporation and is registered with the Securities and Exchange Commission (SEC).

Income Taxes

CBISFS files consolidated federal and state income tax returns with its parent company. Income taxes and tax refunds are allocated among the consolidated members on the basis of each company's separate taxable income or loss.

Note 2 – Administrative Services Fee and Related Party Transactions

CBISFS entered into a service agreement with CBIS. Services provided to CBIS include coordination of licensing and registration procedures, monitoring the monthly preparation of participants' statements for pooled investment fund accounts managed by CBIS, and to provide data processing, recordkeeping and bookkeeping services to CBIS as needed. The monthly fee for such services is $3,000 per month.

CBISFS reflects an amount due to CBIS of $4,548 and $1,137 at December 31, 2001 and 2000, respectively. These amounts represent income tax allocations and professional fees paid by CBIS.

Note 3 – Distribution Fee

CBISFS entered into a distribution agreement with DEVCAP Trust to be the principal underwriter and distributor of shares of the DEVCAP Shared Return Fund. The distribution fee includes reimbursements for licensing and registration costs.

Note 4 – Clearing and Brokerage Agreements

CBISFS has entered into a custodian agreement with a clearing agent to provide clearing, execution and other security related services on a fully disclosed basis. Clearing fees are charged on a flat per transaction basis, or a flat transaction basis plus a percentage of total security volume, with minimum transaction fees applicable.

Clearing fees for each of the two years ending December 31, 2001 and 2000 were $6,000.

Note 5 – Regulatory Disclosures

CBISFS has not presented a statement of changes in liabilities subordinated to claims of general creditors for the years ended December 31, 2001 and 2000 since it had no such liabilities.

CBIS FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

Note 5 – Regulatory Disclosures (Continued)

Pursuant to the net capital provision of Rule 15c3-1 of the SEC, CBISFS is required to maintain a minimum amount of net capital as defined under such provisions. At December 31, 2001 and 2000, CBISFS had net capital of $22,940 and $27,440, respectively, and a minimum net capital requirement pursuant to Rule 15c3-1(a)(2) of $5,000.

The computation for determination of reserve requirements pursuant to Rule 15c3-3 and the information relating to possession or control requirements under Rule 15c3-3 have been omitted because CBISFS is exempt from the requirements of Rule 15c3-3 under condition (k)(2).

BANSLEY AND KIENER, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
125 SOUTH WACKER DRIVE
CHICAGO, ILLINOIS 60606-4496
AREA CODE 312 263-2700

INDEPENDENT AUDITOR'S REPORT

Board of Directors
CBIS Financial Services, Inc.
Oak Brook, Illinois

We have audited the financial statements of CBIS Financial Services, Inc. as of and for the year ended December 31, 2001 and have issued our report thereon dated January 15, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bansley and Kiener, L.L.P.
Certified Public Accountants

January 15, 2002

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

NET CAPITAL	
Stockholder's equity:	$61,918
Adjustments to stockholder's equity:	
Accounts receivable	11,870
Prepaid expenses	22,347
Deposits	4,761
Net capital	$22,940
Required capital pursuant to Rule 15c3-1	$ 5,000
RECONCILIATION WITH CBISFS'S COMPUTATION (included in Part IIA of Form X-17a-5 as of December 31, 2001)	
Net capital, as reported in CBISFS's Part II (unaudited) FOCUS report	$22,940
Net capital per above	$22,940